Mailstop 4628
                                                           September 27, 2018


Mr. Brian Worrell
Chief Financial Officer
Baker Hughes, a GE company
17021 Aldine Westfield Road
Houston, Texas 77073

       Re:      Baker Hughes, a GE company
                Form 10-K for the Fiscal Year ended December 31, 2017 Filed February 23, 2018
                File No. 1-38143

Dear Mr. Worrell:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2017

Financial Statements

Notes to Consolidated and Combined Financial Statements

Note 15 - Segment Information, page 91

1. Tell us what consideration you have given to providing disclosure of revenue by product and service or each group of similar products and services as required by FASB ASC
       280-10-50-40. In this regard we note your disclosure on pages three to five of the various products and services offered by your segments.
 Mr. Brian Worrell
Baker Hughes, a GE company
September 27, 2018

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Lily Dang at (202) 551-3867 or Mark Wojciechowski at
(202) 551-
3759 if you have questions regarding comments on the financial statements and related matters.
Please contact me at (202) 551-3686 with any other questions.

                                                          Sincerely,

                                                          /s/ Loan Lauren P.
Nguyen for

                                                          Karl Hiller
                                                          Branch Chief
                                                          Office of Natural
Resources